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October 23, 2012

Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549
This letter confirms that Ronald Cami and David Reintjes are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Form ID Acknowledgments, on my behalf.  This authorization and designation shall be valid for three years from the date of this letter.

Very truly yours, /s/ Jeffrey K. Rhodes Jeffrey K. Rhodes